SECU 05037728 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 28 2005 WASH, D.C. SECTION

SEC FILE NUMBER
8-53581

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/04** (MM/DD/YY) AND ENDING **12/31/04** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BOVARO Partners, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

334 North Charles Street
(No. and Street)

Baltimore	**Maryland**	**21201**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert S. Bowers, II **973-655-9700**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rotenberg Meril Solomon Bertiger & Guttilla,
(Name – *if individual, state last, first, middle name*)

Park 80 West, Plaza One	**Saddlebrook**	**New Jersey**	**07663**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Robert S. Bowers, II**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **BOVARO Partners, LLC**, as of **December, 31**, 20**04**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner
Title

PATRICIA A HOPP
A Notary Public of New Jersey

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOVARO Partners, LLC

Financial Statements

With

Independent Auditors' Reports

For the Years Ended December 31, 2004 and 2003

BOVARO PARTNERS, LLC
DECEMBER 31, 2004 AND 2003

TABLE OF CONTENTS

RMS B&G ROTENBERG MERIL SOLOMON
BERTIGER & GUTTILLA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Park 80 West, Plaza One
Saddle Brook, NJ 07663

Tel 201-487-8383
Fax 201-490-2080

E-mail cpas@rmsbg.com
Web-site www.rmsbg.com

Other offices:
Woodbridge, NJ
New York, NY

INDEPENDENT AUDITORS' REPORT

To the Members of
BOVARO Partners, LLC

We have audited the accompanying statements of financial condition of BOVARO Partners, LLC, as of December 31, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BOVARO Partners, LLC, as of December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
Saddle Brook, New Jersey
January 26, 2005

BOVARO PARTNERS, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2004 AND 2003

ASSETS

	2004	2003
CURRENT ASSETS:		
Cash and cash equivalents	$ 41,104	$ 35,883
Accounts receivable, net	37,966	188,879
Prepaid expenses	5,656	2,898
TOTAL CURRENT ASSETS	84,726	227,660
PROPERTY AND EQUIPMENT, at cost, net of accumulated depreciation of $26,949 and $18,702	20,260	22,678
OTHER ASSETS:		
Organization costs, net of accumulated amortization of $6,702 and $4,206	2,254	4,753
Security deposits	2,800	9,800
Goodwill	24,362	24,362
Investments	7,500	7,500
TOTAL OTHER ASSETS	36,916	46,415
TOTAL ASSETS	$ 141,902	$ 296,753

LIABILITIES AND MEMBERS' CAPITAL

	2004	2003
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 10,264	$ 17,364
TOTAL CURRENT LIABILITIES	10,264	17,364
MEMBERS' CAPITAL	131,638	279,389
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 141,902	$ 296,753

BOVARO PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business

BOVARO Partners, LLC ("the Company") is a broker-dealer registered with the Security and Exchange Commission (SEC). The Company began business in 2002 and became an approved broker-dealer in April 2002. The Company is a member of the National Association of Security Dealers, Inc. (NASD) and is registered to do business in fifteen states. The Company's operations consist primarily of engaging in financial advisory and private capital raising services. Additionally, the Company has paid its assessments and is a member in good standing with SIPC.

Revenue Recognition

Retainers' income includes fees earned for providing financial services. Success fees arise from the successful completion of financial advisory and private capital raising engagements. The Company conducts its private capital raising services, in which it acts as an underwriter or agent, on a "best efforts basis". These revenues are recorded in accordance with the terms of the underlying agreements.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation using the straight-line method over the useful lives of the assets, which range between five and seven years.

Goodwill

Goodwill represents the excess of the cost over the fair value of its net assets at the date the Company purchased the partnership interest of two of its prior members. In accordance with SFAS No. 142, "Goodwill and Other Assets", the Company will test goodwill annually for impairment. Unless circumstances otherwise dictate, annual impairment testing is performed in the fourth quarter.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

No provision for income taxes is required, since the Company is recognized as a partnership for federal or state income tax purposes. Members report their proportionate share of the Company's taxable income or loss on their respective income tax returns.

NOTE 2 - CAPITAL SUBSCRIPTIONS RECEIVABLE:

At December 31, 2002, the Company had two non-recourse promissory notes receivable from two of its members for $685,000. This amount constitutes capital subscriptions receivables which were subject to pledge agreements. During August 2003, these two members were bought out by the Company and these promissory notes were forgiven.

In August 2003, two new members purchased an interest in the partnership and contributed $150,000. In addition, the Company has two non-recourse promissory notes receivable from the two members for $800,000, which are payable in full during 2004. This amount constitutes capital subscriptions receivables which are subject to pledge agreements. During 2003 and 2004, $152,000 and $218,000 were paid towards these notes respectively. As of December 2004, the unpaid balance of these two notes is $430,000.

In April 2004, one new member purchased one share of the Class C Member interest in the partnership and contributed $62,500. In addition, the member issued a promissory note payable to the Company in the amount of $62,500 at maturity on April 1, 2005. The Class C Member interest shall be a special class of member interests in the Company, consisting of four shares, carrying an acquisition price of $125,000 per share.

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day, but at December 31, 2004 and 2003, the Company net capital was $30,840 and $18,519, respectively.

For 2004 and 2003, the Company's net capital was in excess of the required net capital of $5,000, by $25,840 and $13,519, respectively. The ratio of aggregated indebtedness to net capital for 2004 and 2003 was 0.33 to 1 and 0.94 to 1, respectively.

NOTE 4 - CONCENTRATION OF CREDIT RISK:

The Company maintains its cash in a business checking account, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts for the years ended December 31, 2004 and 2003.

NOTE 5 - COMMITMENT AND CONTINGENCIES:

The Company is obligated under three renewable leases, for office facilities in New Jersey, Maryland and Wyoming, which expire through 2007. There is no lease obligation for the office facility in New York and the lease agreement is renewable on a monthly basis.

Future minimum rental payments under these leases are as follows:

Year	Amount
2005	$ 37,055
2006	28,500
2007	7,500
	$ 73,055

Rent expense for 2004 and 2003 were approximately $138,671 and $134,000, respectively.

NOTE 6 - EXEMPTION FROM RULE 15C3-3:

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."